Exhibit 99.1

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

APRIL 15, 2014

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
SOLICITATION OF PROXIES	2
APPOINTMENT AND REVOCATION OF PROXIES	2
EXERCISE OF DISCRETION BY PROXIES	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
RECORD DATE	3
QUORUM REQUIREMENTS	3
VOTING BY REGISTERED SHAREHOLDERS	3
NON-REGISTERED SHAREHOLDERS	3
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	4
PRESENTATION OF FINANCIAL STATEMENTS	4
ELECTION OF DIRECTORS	5
Bankruptcy, Insolvency and Cease-Trade Order	6
Majority Voting Policy	6
REAPPOINTMENT OF AUDITORS	7
APPROVAL OF SHAREHOLDER RIGHTS PLAN	7
Purpose of the Rights Plan	7
Board Review of the Rights Plan	7
Shareholder Approval	8
Recommendation of the Board	8
APPROVAL OF UNALLOCATED OPTIONS	8
Shareholder Approval	10
OTHER MATTERS TO BE ACTED UPON	10
EQUITY COMPENSATION PLAN INFORMATION	11
PERFORMANCE GRAPH	11
EXECUTIVE COMPENSATION	12
Compensation Discussion and Analysis	12
Option-based awards	13
Compensation governance	13
Summary Compensation Table	15
Option Repricing:	16
Outstanding share-based awards and option-based awards	16
Termination and Change of Control Benefits	17
DIRECTOR COMPENSATION TABLE	17
CORPORATE GOVERNANCE PRACTICE	18
Mandate of the Board	18
Board Composition	19
Board Committees	19
Audit Committee	19
ADDITIONAL INFORMATION	19
APPROVAL	20
APPENDIX "A"	21
APPENDIX "B"	25
APPENDIX "C"	30
APPENDIX "D"	32

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation (the “Company”) will be held on Tuesday, May 20, 2014 at 9:00 a.m. (Toronto local time) at 40 King Street West, 44th Floor (Boardroom No. 44-01), Scotia Plaza, Toronto, Ontario (the offices of the Company’s Toronto solicitors, Borden Ladner Gervais LLP), for the following purposes:

1.  To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2013, together with the report of the auditor thereon;

2. To elect the directors of the Company for the ensuing year;

3. To re-appoint the auditor of the Company for the ensuing year and authorize the directors to fix its remuneration;

4. To consider, and if deemed advisable, approve the shareholder rights plan agreement dated as of December 5, 2013 between the Company and Computershare Investor Services Inc.;

5. To consider, and if deemed advisable, approve the unallocated options under the Company’s stock option plan dated April 10, 2007, as amended as of March 31, 2011; and

6. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

April 15, 2014 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of and to vote at the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 5:00 p.m. (Toronto time) on May 15, 2014 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non-registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

DATED as of the 15th day of April, 2014.

By order of the Board of Directors CALEDONIA MINING CORPORATION (signed) “Leigh A. Wilson” Leigh A. Wilson Chairman

CALEDONIA MINING CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (“Shareholders”) of Caledonia Mining Corporation (the “Company”) to be held on Tuesday May 20, 2014 at 9:00 a.m. at 40 King Street West, 44th Floor (Boardroom No. 44-01), Scotia Plaza, Toronto, Ontario (the offices of the Company’s Toronto solicitors, Borden Ladner Gervais LLP), or at any adjournment thereof (the “Meeting”) for the purposes set forth in the Company’s notice of annual and special meeting dated as of April 15, 2014 (the “Notice of Meeting”).

The enclosed proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.

Unless otherwise indicated, the information contained in this Circular is given as at April 15, 2014.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company (“Directors”). A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person’s name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy. Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular. In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 5:00 p.m. (Toronto local time) on Thursday May 15, 2014.

A Shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the re-election of the existing Directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

References to common shares of the Company (“Common Shares”) provided in this Circular, unless otherwise indicated, refer to consolidated common shares resulting from the April 19, 2013 ten-for-one share consolidation (the “Share Consolidation”).

On April 15, 2014, the Company had issued and outstanding 52,117,946 Common Shares, each carrying the right of one vote per share.

To the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares.

RECORD DATE

The Board of Directors of the Company (“Board of Directors” or the “Board”) has fixed the record date as April 15, 2014 for the purpose of determining who is entitled to receive Notice of Meeting. Shareholders entitled to vote at the meeting will be the Shareholders of record at 5.00 p.m. (Toronto local time) on April 15, 2014. The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.

QUORUM REQUIREMENTS

The quorum requirement for the Meeting is that there be two members present in person or by proxy and that there be representation in person or by proxy of shareholders holding at least 5% of the issued shares of the Company. As the Company has 52,117,946 Common Shares issued the requirement for the Meeting will be that there be shareholder representation of at least 2,605,895 Common Shares.

VOTING BY REGISTERED SHAREHOLDERS

A registered Shareholder is a person whose shares are registered directly in its own name in the records of registered shareholders maintained for the Company by the transfer agent and registrar, Computershare.

In order to ensure representation at the Meeting, registered Shareholders must complete, date and sign the enclosed form of proxy, or other appropriate form of proxy and, in either case, (i) deliver the completed proxy to the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed; or (ii) submit the completed proxy to Computershare, facsimile number (416) 263-9524 or 1-866-249-7775, by no later than 5:00 p.m. (Toronto time) on May 15, 2014 or 48 hours prior to the time of any adjournment or postponement of the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co, the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. Non-registered Shareholders are advised that only proxies from Shareholders of record will be recognized and voted at the meeting. In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and

Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case,

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the Directors or executive officers of the Company, no proposed nominee for election as a Director, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PRESENTATION OF FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the financial year ended December 31, 2013, together with the report of the auditor thereon, will be placed before the Meeting. The annual audited consolidated financial statements of the Company are available on SEDAR at www.sedar.com or on the Company’s website at www.caledoniamining.com. No vote with respect thereto is required or will be taken.

ELECTION OF DIRECTORS

Currently, the board of directors is comprised of seven members, all of whom will be standing for re-election at the Meeting. Accordingly, seven directors are proposed to be elected at the Meeting. All directors so elected will, subject to the by-laws of the Company and to applicable laws, hold office until the close of the next annual meeting of Shareholders, or until their respective successors are elected or appointed.

The following table sets forth for all persons proposed to be nominated for election as directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation(s) for the preceding five years, the periods during which they have served as directors of the Company, their respective status as an independent or non-independent Director, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of April 15, 2014.

		Director Since and Independence Status	Number of Common
Name, Office Held and	Principal Occupations during past 5 years		Shares*
Municipality of Residence			As of April 15, 2014
Leigh A. Wilson (1)(2)(3)(4)(5)(7)	Chairman of the Victory Portfolios (investment funds),	2012	42,300
Director, Rowayton,		Independent
Connecticut, USA

Stefan E. Hayden, (3)(4)(5)(6)(7)	President and Chief Executive Officer of the Company	1997	1,038,000
President, Chief Executive	and Director of all Caledonia's subsidiary companies.	Non-Independent
Officer & Director
Johannesburg, South Africa

Steven Curtis (4) (5) (7)	Chief Financial Officer of the Company and Director of	2008	270,000
VP Finance, Chief Financial	subsidiaries	Non-Independent
Officer & Director
Johannesburg, South Africa

James Johnstone, (2) (5) (6)(7)	Retired. Formerly Chief Operating Officer of the	1997	16,000
Director	Company and Director of various subsidiary companies	Independent
Gibsons, British Columbia,	until September 30, 2006.
Canada

Richard Patricio (2) (3) (7)	Vice-President, Legal & Corporate Affairs of Pinetree	2012	Nil
Director, Toronto, Ontario	Capital Ltd.,	Independent
Canada

John Kelly (1) (2) (3) (7)	Chief Operating Officer of Liquidnet Holdings, Inc.	2012	Nil
Director, Pound Ridge,		Independent
New York, USA

Johan Holtzhausen, (1) (2) (5) (6) (7)	Business consultant and ex Audit partner of KPMG Inc.	2013	Nil
Director		Independent
West Cape, South Africa

Notes :

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Corporate Governance Committee.
(4) Member of Nominating Committee.
(5) Member of Disclosure Committee.
(6) Member of Technical Committee.
(7) Member of Strategic Planning Committee.

*The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company, has been furnished by the respective nominees individually.

All of the nominees are now members of the Board of Directors and have been since the dates indicated above. The persons designated in the enclosed proxy form, unless instructed otherwise, intend to vote FOR the election of the above nominees. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Bankruptcy, Insolvency and Cease-Trade Order

To the knowledge of the Company, except as noted below, none of the Nominees:

(a)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of a corporation that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation which was in effect for a period of more than 30 consecutive days that was issued while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer;

(b)
is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director or executive officer of any corporation, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr John Kelly served as a director of Halo Technology Holdings ("Halo"), an SEC reporting company that traded on the OTC bulletin board, from April 18, 2005 through October 20, 2006. Halo filed for chapter 11 bankruptcy (US Bankruptcy Code) on August 21, 2007.

At the date of this Circular certain Directors are also directors of the following public issuers:

Richard Patricio	Macusani Yellowcake Inc.; U308 Corp.; Toro Energy Limited; Mega Precious Metals Inc.; Terreno Resources Corp.; Energy Fuels Inc.; Macarthur Minerals Limited; NexGen Energy Ltd

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy dated February 15, 2013 (the "Majority Voting Policy"), a copy of which is attached as Appendix "C" hereto. Pursuant to the Majority Voting Policy, if a director nominee has more votes withheld than are voted in favour of him or her, such nominee must forthwith submit his or her resignation to the Board of Directors, effective on acceptance by the Board of Directors. The Board of Directors will refer the resignation to the Governance Committee for consideration. The Board of Directors will promptly accept the resignation unless the Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board of Directors or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation will be accepted (or in rare cases rejected) within 60 days of the meeting. The Majority Voting Policy does not apply to an election that is contested.

REAPPOINTMENT OF AUDITORS

The Shareholders will be asked to vote for the reappointment of KPMG Inc. as Auditors of the Company, to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at remuneration to be settled by the Board of Directors. KPMG Inc. has been the auditor of the Company since April 30, 2013.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote IN FAVOUR of the resolution regarding the reappointment of KPMG Inc. as the Company's auditors and the authorization of the Directors to fix the auditors' remuneration unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.

APPROVAL OF SHAREHOLDER RIGHTS PLAN

At the Meeting, the Shareholders will be asked to pass an ordinary resolution confirming the adoption of a shareholder rights plan agreement dated as of December 5, 2013 between the Company and Computershare Investor Services Inc. (the "Rights Plan"). The Rights Plan is substantially similar to the Company's previous rights plan which was adopted on April 10, 2008. The purpose of the Rights Plan is to provide the board of directors of the Company with additional time, in the event of an unsolicited take-over bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of all Shareholders in the context of an acquisition of control, and lessen the pressure on Shareholders to tender to an unsolicited bid. A copy of the Rights Plan has been filed with the Canadian Securities Administrators and is available on SEDAR at www.sedar.com. A summary of the Rights Plan is provided at Appendix "D".

The Board has determined that the Rights Plan is in the best interests of the Company and unanimously recommends that the Shareholders vote in favour of the Rights Plan. The Rights Plan was not adopted in response to any specific proposal or intention to acquire control of the Company.

Purpose of the Rights Plan

Many public companies in Canada have shareholder rights plans in effect. While securities legislation in Canada requires a take-over bid to be open for at least 35 days, the Board is concerned that this is too short a time for companies that are subject to unsolicited take-over bids to be able to respond to ensure that shareholders are offered full and fair value for their shares.

The Rights Plan is designed to give the Company's Shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Board time to consider alternatives designed to allow Shareholders to receive full and fair value for their Common Shares. The Board is also concerned that current Canadian take-over bid rules permit a person or company to obtain control or effective control of the Company without treating all Shareholders equally.

The Rights Plan is not intended to prevent a take-over bid or deter offers for Common Shares. It is designed to encourage any bidder to provide Shareholders with equal treatment and full and fair value for their Common Shares. A summary of the Rights Plan is found below.

Board Review of the Rights Plan

In adopting the Rights Plan and recommending that Shareholders vote in favour of the Rights Plan, the Board considered matters including experience of other issuers with rights plans in the context of take-over bids, judicial and regulatory consideration of shareholder rights plans, the terms and conditions of rights plans adopted by other Canadian companies and the commentary of the investment community on rights plans, including the published proxy voting guidelines.

It is not the intention of the Board, in adopting the Rights Plan and proposing that it be approved by Shareholders, to secure the continuance in office of the existing members of the Board or management, or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of Shareholders. The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board will continue to have the duty and power to take such actions and make such recommendations to Shareholders of the Company as are considered appropriate.

Shareholder Approval

The text of the resolution to confirm the Rights Plan and the rights distributed pursuant thereto is as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.
the shareholder rights plan, the terms and conditions of which are set out in the Shareholder Rights Plan Agreement dated as of December 5, 2013 between Caledonia Mining Corporation. (the "Company") and Computershare Investor Services Inc. (the "Rights Agreement"), and the distribution and continued existence of the rights distributed pursuant to the Rights Agreement, as more particularly described in the management information circular dated April 15, 2014, be and the same is hereby ratified, confirmed and approved;

2.
any officer or director of the Company be and is hereby authorized and directed, for and on behalf of the Company to execute and deliver, under the corporate seal of the Company or otherwise, all such certificates, directions, notices, acknowledgements, receipts, documents, agreements and instruments and including, without limitation, execution of the Rights Agreement and to do or cause to be done all such other acts and things as such director or officer of the Company shall determine to be necessary or desirable in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments or the doing of any such act or thing; and

3.
notwithstanding that these resolutions have been duly passed by the holders of the outstanding Common Shares of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with any of the actions contemplated in the foregoing resolutions, to revoke these resolutions at any time prior to the proposed effective date for such action without further notice to or approval of the holders of the Common Shares."

The Toronto Stock Exchange ("TSX") on which the Common Shares are listed for trading, has accepted notice from the Company of the issue of the Rights and the Common Shares made subject to issuance on the exercise of the Rights, subject to Shareholder ratification of the Rights Plan at the Meeting.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote IN FAVOUR of the resolution regarding the Rights Plan unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.

Recommendation of the Board

In adopting the Rights Plan, the Board considered the appropriateness of establishing a shareholder rights plan and concluded, for the reasons discussed above, that it was in the best interests of the Company and favourable to maximizing shareholder value to adopt the Rights Plan. Accordingly, the Board unanimously recommends that shareholders of the Company ratify, confirm and approve the Rights Plan by voting in favour of the resolution confirming the Rights Plan and the rights distributed pursuant thereto.

APPROVAL OF UNALLOCATED OPTIONS

The Company's stock option plan dated April 10, 2007, as amended as of March 31, 2011, (the "Option Plan") was previously approved by the Shareholders at the annual general meeting held on May 26, 2011. A summary of the Option Pan is provided below. Pursuant to the rules of the TSX, all unallocated options, rights and other entitlements under security-based compensation arrangements which do not have a fixed number of securities issuable must be re-approved every three years. Accordingly, at the Meeting, the Shareholders will be asked to approve the grant of unallocated options under the Option Plan.

The following is a summary of the principal terms of the Option Plan, which is qualified in its entirety by reference to the text of the Option Plan, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary without definition have the meanings attributed to them in the Option Plan.

(a)
The aggregate number of Common Shares issuable pursuant to options granted under the Option Plan (each an "Option") must not exceed 10% of the number of issued Common Shares at the time of a grant of the Option;

(b)
The terms and the exercise prices of Options granted will at all times be entirely within the policies and rules of the TSX. The Board determines the exercise prices of new Options granted, provided that they may not be less than the closing price of the Company's shares on the TSX on the last trading day prior to the granting of the Options;

(c)	Options will be only granted to directors, officers, employees and service providers of the Company and the Company's subsidiaries;

(d)	Options will only be granted once such grant has been approved by the Compensation Committee and the Board;

(e)	Vesting of Options will be determined at the discretion of the Board;

(f)
The maximum term of an Option will be the later of: (i) five years from the date of the grant of the Option; or (ii) if, at the time of expiry of an Option, the Company is subject to a self-imposed trading blackout, 10 business days following the end of such trading blackout;

(g)	In the case of the death of an optionee the estate of the deceased optionee will be allowed to exercise the Options for one year following the date of death;

(h)
If an optionee's relationship with the Company is terminated for cause, his or her Option will cease to be exercisable as of the date of termination. If the relationship is terminated by the optionee the Option will cease to be exercisable 30 days after the termination;

(i)
Shareholders' approval is required for amendments: (i) to the number of Common Shares issuable under the Option Plan, (ii) to reduce the exercise price of an Option, (iii) to extend the term of the Option (other than as permitted by the Option Plan), (iv) to update the number of Options which may be granted to any class or category of Optionee, and (v) which are required to be approved by Shareholders under applicable law. In all other circumstances, the Board may amend the Option Plan without further Shareholder approval;

(j)
The maximum number of Common Shares issuable to insiders of the Company under the Option Plan and all other security based compensation arrangement is limited to 10% of the outstanding Common Shares, and the maximum number of Common Shares issued to insiders, under the Option Plan and all other security based compensation arrangements, within any one year period, is limited to 10% of the outstanding Common Shares;

(k)
No more than 5% of the Common Shares, calculated at the date of an Option grant, may be provided to any one optionee, and no more than 2% of the Common Shares, calculated at the date of an Option grant, may be provided to any one service provider; and

(l)	Options are non-assignable.

As of the date of this Information Circular, the Company has 52,117,946 Common Shares issued and outstanding. Options cannot be granted on this date as to more 5,211,794 Common Shares, being 10% of the issued and outstanding Common Shares. As of the date of this Information Circular, the Company has granted Options to its, and its Subsidiaries', directors, officers and service providers exercisable for 2,847,920 Common Shares (representing approximately 5.5%) of the Common Shares issued and outstanding. Therefore, the Company could, based on the present issued Common Shares, issue Options exercisable for an additional 2,363,874 Common Shares (approximately 4.5%), which are available for issuance until May 20, 2014, and after May 20, 2014 if the unallocated options are approved at the Meeting.

If Shareholders do not pass the resolution approving the unallocated Options under the Option Plan, all existing Options will persist without being affected, however, the Company will not be able to either grant new Options or reallocate any Options that expire or are cancelled without having been exercised.

Shareholder Approval

Shareholders will be asked to consider, and if deemed appropriate, approve, by simple majority of votes cast at the Meeting, the following resolution:

"RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a)	All unallocated options issuable pursuant to the Company's stock option plan dated April 10, 2007, as amended as of March 31, 2011, are hereby approved and authorized until May 20, 2017; and

(b)
Any director or officer of the Company is authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other action as he may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions by such director or officer."

The persons named in the enclosed form of proxy, if named as proxy, intend to vote IN FAVOUR of the resolution regarding the Option Plan unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.

OTHER MATTERS TO BE ACTED UPON

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be	Weighted-average exercise	Number of securities remaining
	issued upon exercise of	price of outstanding options,	available for future issuance
	outstanding options, warrants	warrants and rights	under equity compensation
	and rights		plans (excluding securities
reflected in column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans	2,847,920	$1.11	2,363,874
approved by securityholders

Equity compensation plans not	Nil	Nil	Nil
approved by securityholders

Total	2,847,920	1.11	2,363,874

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Company with the S&P/TSX Composite Total Return Index as at December 31, of each year for the last five years on the basis of cumulative total return, assuming a $100 investment on January 1, 2009:

	1/1/2009	31/12/2009	31/12/2010	31/12/2011	31/12/2012	31/12/2013
S&P/TSX Total Composite
Index	$100.00	$130.69	$149.57	$133.02	$138.34	$151.56

Caledonia Common Shares	$100.00	$100.00	$226.23	$127.87	$142.62	$122.95

EXECUTIVE COMPENSATION

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

A named executive officer ("NEO") means each of the following individuals:

(a)	The Chief Executive Officer;

(b)	the Chief Financial Officer;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of form 51-102F6, for that financial year.

Compensation Discussion and Analysis

The Company pays and rewards its NEOs in the amounts specifically detailed in the tables below. The following comments with respect to the remuneration of the NEOs are provided pursuant to the requirements of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"):

(a)
In providing the compensation, and structuring it with the various elements, the Company's objective is to reward the NEOs generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b)	The compensation packages of the NEOs contain various elements, as follows:

(i)
Mr. Hayden's compensation is provided through an agreement with a management services contract with Epicure Overseas S.A., a private Panamanian company (the "management company"). It has been confirmed to the Company that Mr. Hayden does not have an ownership interest in the management company (beneficial or otherwise), Mr. Hayden does not exercise any control over the management company and he is not an officer or director of the management company. Mr. Hayden's compensation contains a number of elements:

A.
The agreement with the management company contains requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual Canadian Cost Of Living Index, and bonuses for reaching certain specified benchmarks. The benchmarks are the achievement of various defined elements of success with respect to progress in the Company's development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company. For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved. The remuneration paid to the management company for 2013, including two benchmark bonuses and a performance bonus was $617,275. The agreement with the management company includes the payment to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses. The unvouchered expense allowance paid for 2013 was $118,599 and the amount is also increased annually by the annual increase in the South African cost of living index;

B.	His remuneration also includes grants of share purchase options;

C.
Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden's family.

(ii)
The remuneration for each of Messrs. Curtis, Learmonth, Mangezi and Pearton consists of a salary, discretionary bonus and share purchase options. All the components are recommended to the Compensation Committee by the CEO for approval. The salary component is usually adjusted for annual inflation applicable in either South Africa or Zimbabwe, as applicable, and the bonus is discretionary and based on the Company's results and contribution made by the particular NEO.

(c)
While the NEOs have all been granted share purchase options they were, for most of the period until they were re-priced to $0.70 per share, effective August 10, 2010, "out of the money" and had not resulted in the NEOs receiving any benefits from the options. Messrs. Hayden and Curtis are also paid the same per annum Directors' fees (currently $45,000 per annum) that are paid to all of the Directors.

(d)
The various elements of the compensation of the NEOs have been chosen to make the compensation packages competitive with what is offered by other comparable companies. The actual amounts are settled by negotiations with the NEOs from time to time.

In settling the agreed amounts of the compensation payable to Mr. Curtis, and to the management company which provides Mr. Hayden's services, consideration was given to the fact that both of them work out of the Company's office in Johannesburg, South Africa with minimal office support personnel, with the result that it is expected that they will, on average, work substantially longer than what might be considered normal hours for executives, and perform a wider variety of services for the Company than might otherwise be expected from people holding their positions.

Notwithstanding the fact that the value of the Company's shares has, in some years, declined on the markets on which the shares trade, the compensation levels of the Company's NEOs have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade. The compensation of the Company's NEOs has never been determined in relation to the prices at which its shares have traded.

Option-based awards

Share option awards are granted to NEOs at the discretion of the Compensation Committee pursuant to the terms of the Share Option Plan. Previous grants are considered when new grants are being considered. This procedure is under review by the Board of Directors with the assistance of external remuneration advisors.

Compensation governance

The Company has a Compensation Committee ("Committee") which is presently comprised of the following directors: Leigh Wilson, John Kelly, Johan Holtzhausen, Richard Patricio and James Johnstone. All issues with respect to compensation of the Directors and Officers are considered by the Committee. One or more of the committee members has direct experience that is relevant to his responsibilities in executive compensation due to either current or past work exposures at a senior level. The Committee has the skills and experience that enables it to make decisions on the suitability of the company's compensation policies and practices and when it feels it does not have sufficient skills it recruits the services of suitably qualified advisors. The Committee obtains recommendations from the CEO for salary adjustments of NEOs and either approves the recommendation or seeks external advice to support the recommendations made.

In late 2013 and early 2014 the Committee commenced consultations with consultants in Canada (Hugessen Consulting) and South Africa (Executive Search d'Afrique) regarding a revised remuneration structure that would include a base salary, short term performance payments and longer term incentives in order to align the strategic direction and goals of the Company with the remuneration structures of the NEOs. The advisors are tasked with benchmarking the remuneration policies against international norms of a peer group of companies operating both in Canada and South Africa. The final recommendations are yet to be defined and communicated to the Committee and NEOs.

Except when Executive Search d'Afrique previously assisted the Company when it was recruiting a new COO in 2013, the Company has not used remuneration advisors in previous years.

Summary Compensation Table

Name and	Year	Salary ($)	Share	Option-	Non-equity incentive plan		Pension	All other	Total
principal			based	based	compensation		value	compensation	compensation
position			awards	awards	($)		($)
			($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(4)	(i)
					Annual	Long-
					incentive plans	term
					(f1)	incentive
						plans
						(f2)

Stefan	2013	485,724	_	-	131,552	_	_	153,599	770,875
Hayden(1)	2012	483,655	-	61,600(2)	108,994	-	-	136,673	790,922
Chief	2011	467,156	-	201,000(3)	34,230	-	-	119,572	821,958
Executive
Officer

Steve Curtis	2013	328,691	_	-	53,550	_	_	35,000	417,241
Chief Financial	2012	279,188	-	52,800(2)	36,600	-	-	25,000	393,588
Officer	2011	255,428	-	167,500(3)	50,000	-	-	25,000	497,928

Mark	2013	179,928	_	-	25,704	_	_	_	205,632
Learmonth	2012	176,821	-	39,600(2)	20,628	-	-	-	237,049
VP Business	2011	180,230	-	100,500(3)	15,000	-	-	-	295,730
Development
and Investor
Relations

Caxton	2013	304,321	_	-	44,702	-	-	11,158	360,181
Mangezi	2012	262,932	-	44,000(2)	18,802	-	-	-	325,734
General	2011	166,965	-	134,000(3)	56,003	-	-	-	356,968
Manager and
Director of the
Blanket Mine

Trevor Pearton	2013	161,704	_	-	13,880	_	_	_	175,584
VP Exploration	2012	170,688	-	11,000(2)	13,752	-	-	-	195,440
	2011	180,230	-	16,750(3)	10,000	-	-	-	206,980

(1)
Mr. S. E. Hayden is employed indirectly by the Company through an agreement with a management company, as detailed above under "Compensation Discussion and Analysis". The amounts shown are the amounts paid to the management company. Of the amount shown in column (h), $118,599 was paid to reimburse unvouchered expenses and $35,000 was director fees.

(2)
The share purchase options shown were granted to the NEOs on September 10, 2012 and expire on September 10, 2017. They were all fully vested at the date of being granted and are all exercisable at $0.90 per share. The fair value is calculated using the Black Scholes methodology using the following assumptions:

o	Risk-free interest rate - 1.0%

o	Expected stock price volatility - 58.37%

o	Expected option life in years - 5 years

o	Fair value at grant date - $0.44

(3)
The share purchase options shown were granted to the NEOs on January 31, 2011 and expire on January 31, 2016. They were all fully vested at the date of being granted and are all exercisable at $1.30 per share . The fair value is calculated using the Black Scholes methodology using the following assumptions:

o	Risk-free interest rate - 1.1%

o	Expected stock price volatility - 60.47%

o	Expected option life in years - 5 years

o	Fair value at grant date - $0.67

(4)	Apart from S E Hayden, the total amount shown in (h) relates to directors fees paid to the NEO.

Option Repricing:

On August 5, 2009 the Board of Directors resolved to reduce the exercise price of all of the options which were then outstanding to $0.70 per share . At that date all of the outstanding options had exercise prices in excess of $0.70 per share - which means that they were - and had been for some time - "out of the money". The repricing of the options required the approval of the shareholders - which was granted at the annual shareholders meeting, held May 18, 2010. The repricing was subsequently approved by the TSX and the Company resolved to make the repricing effective August 10, 2010. All figures below are restated after the Share Consolidation.

NEO Name	Date of	Securities under	Market Price of	Exercise Price at	New Exercise	Length of
	Repricing	Options/SARs	Securities at	Time of	Price ($/Security)	Original Option
		Repriced or	Time of	Repricing or		Term Remaining
		Amended	Repricing or	Amendment		at Date of
		(#)	Amendment	($/Security)		Repricing (Days)
			($/Security)

Stefan Hayden	Aug. 10/2010	400,000	0.55	2.35	0.70	623
	Aug. 10/2010	600,000	0.55	1.55	0.70	951

Steven Curtis	Aug. 10/2010	30,000	0.55	1.30	0.70	2,100
	Aug. 10/2010	40,000	0.55	1.125	0.70	659
	Aug. 10/2010	230,000	0.55	1.55	0.70	951

Mark Learmonth	Aug. 10/2010	100,000	0.55	1.55	0.70	1,056
Trevor Pearton	Aug. 10/2010	15,000	0.55	2.60	0.70	1,358
	Aug. 10/2010	40,000	0.55	1.55	0.70	951

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding as at December 31, 2013. All figures are restated after the Share Consolidation.

			Option-based Awards			Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	securities	exercise price	expiration date	unexercised	shares or units	payout value	payout value
	underlying			in-the-money	of shares that	of share-based	of vested
	unexcercised			options	have not	awards that	share-based
	options (un-			($)	vested	have not	awards not
	consolidated)				(#)	vested	paid out or
	(#)					($)	distributed
							($)
(a)	(b)	(c)	(d)	(e) (1)	(f)	(g) (1)	(h)
Stefan Hayden	140,000	0.90	Aug 31, 2017	-	-	-	-
	300,000	1.30	Jan. 31, 2016	-	-	-	-

Steve Curtis	30,000	0.70	May 11, 2016	1,200	-	-	-
	120,000	0.90	Aug 31, 2017	-	-	-	-
	250,000	1.30	Jan 31, 2016	-

Mark Learmonth	89,200	0.90	Aug 31, 2017	-	-	-	-
	150,000	1.30	Jan 31, 2016	-	-	-	-
				-

Trevor Pearton	15,000	0.70	Apr 29, 2014	600	-	-	-
	25,000	0.90	Aug 31, 2017	-	-	-	-
	25,000	1.30	Jan 31, 2016	-

Caxton Mangezi	100,000	0.90	Aug 31, 2017	-	-	-	-
	200,000	1.30	Jan 31, 2016	-	-	-	-

(1) Values in column (e) are calculated based on the difference between the option exercise price per share and $0.74- the closing price of the Company's shares on the TSX on December 31, 2013.

(2)
All of the options detailed above and exercisable at $0.70 per share were originally exercisable at various prices between $1.10 and $2.60 per share. Effective August 10, 2010 the exercise prices of all of such options were reduced to $0.70 per share. The options shown which are exercisable at $1.30 per share were granted to the NEOs January 31, 2011. On that date the closing price of the Company's shares on the TSX was $1.30 per share.

Termination and Change of Control Benefits

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for:

(a)
a "Key Executive Severance Protection Plan" between Caledonia and S.E. Hayden dating from 1996 and the indirect employment of Mr. S.E. Hayden through a management and administrative agreement with the management company. The "Severance Plan" calls for severance payments of two years' compensation to Mr. Hayden if his employment is terminated as a result of a change of control of Caledonia. If this was triggered as at Dec 31, 2013 the payment would have been $1,208,646; and

(b)
a service agreement between Caledonia and Mr. Curtis dated April 1, 2008. This agreement includes an option for Mr. Curtis to terminate the contract in the event of a change in control of the Company and to receive a severance payment of two years' compensation plus a payment for the balance of any existing contract at the time of a change in control. If this was triggered as at Dec 31, 2013 the payment would have been $657,382.

DIRECTOR COMPENSATION TABLE

This table shows all amounts of compensation paid or provided to the Directors, other than the NEOs whose compensation is detailed in the Summary Compensation Table on page 15, for the Company's financial year ended December 31, 2013.

Name	Directors	Share based	Option-based	Non-equity	Pension value	All other	Total
	Fees	awards ($)	awards	incentive plan	($)	compensation
	earned			compensation
	($)			($)
(a)	(b)	(c)	(d) (1)	(e)	(f)	(g)	(h)
James Johnstone	37,083	-	-	-	-	-	37,083
Leigh Wilson	37,500	-	-	-	-	-	37,500
John Kelly	37,500	-	-	-	-	-	37,500
Richard Patricio	35,000	-	-	-	-	-	35,000
Johan Holtzhausen	17,609	--	32,040	-	-	-	49,649

(1) The share purchase options shown were granted to the Directors on November 21,2013 and expire on November 21, 2018. They were all fully vested at the date of being granted and are all exercisable at $0.72 per share . The fair value is calculated using the Black Scholes methodology using the following assumptions:

●	Risk-free interest rate - 0.95%

●	Expected stock price volatility - 57.88%

●	Expected option life in years - 5 years

●	Fair value at grant date - $0.356

The Company does not have a long-term incentive plan (other than its Stock Option Plan), a pension plan or other form of defined benefit plan, for the benefit of the Directors.

The Compensation Committee reviews the compensation paid to Directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the Directors it recommends compensation paid to the Directors. Since June 1, 2009 the fees have been a flat fee per year ($45,000 as of July 1, 2013) plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings.

Since June, 2003 the Company has maintained Directors and Officers liability insurance for Directors and officers of the Company and its affiliates. The present coverage is of $15,000,000 Canadian per occurrence and in the aggregate. The annual premium for such Directors and officers Liability insurance is $30,750.

CORPORATE GOVERNANCE PRACTICE

The Company is subject to Canadian National Instrument 58-101 - Corporate Governance Disclosure ("NI 58-101"). NI 58-101 requires a company to include in its management information circular the disclosure required by Form 58-101F1. Appendix "B" provides certain corporate governance disclosure in respect of the Company.

Mandate of the Board

The Board of Directors of the Company is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company. The mandate of the Board of Directors is detailed in the "Charter of the Board of Directors" which can be viewed on the Company website.

Amongst other things, the Board is responsible for:

1.	supervising the officers of the Company in their management of the business and affairs of the Company;

2.	adoption of and managing the Company's strategic planning process;

3.	identifying and managing principal risks to the Company's business;

4.	succession planning including the appointment, training, monitoring and appraisal of senior officers of the Company;

5.	overseeing the administration of a policy for communications by the Company with shareholders, the investment community, the media, governments and the general public;

6.
examination, through its Audit Committee, of the effectiveness of the company's internal control processes and management information systems. The Board consults with the VP Finance and management of the Company to ensure the integrity of these systems;

7.	developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.	ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings and additional meetings to address special items of business. The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately six times per year during the past five years, including a board meeting at the time of the AGM in Toronto when all the Directors are normally present in person.

As part of the Board's responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Company is managed. Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.

Board Composition

The Board believes that the extensive knowledge of the Company's business by both the independent and the non-independent Directors is beneficial to the other Directors and their participation as Directors contributes to the effectiveness of the Board. The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Hayden, Curtis and Holtzhausen is most valuable to the other Directors as a whole.

Caledonia's Board members consider that the Board's current composition is efficient and appropriate considering the extent of the Company's activities and the location of the properties on which most of its activities are conducted. The Board has concluded that five (5) of the seven (7) Directors, Messrs. Wilson, Johnstone, Patricio, Holtzhausen and Kelly are independent Directors within the meaning of the NI 58-101 definitions.

The Company does not have a significant shareholder, defined by the TSX as a shareholder with the ability to exercise a majority of votes for the election of Directors.

Board Committees

The Board of Directors has seven standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee, the Disclosure Committee, the Technical Committee and the Strategic Planning Committee.

Audit Committee

The Audit Committee, comprised of Messrs. Johan Holtzhausen, Leigh A. Wilson, John Lawson Kelly and is chaired by Mr. Holtzhausen. The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties. The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.	financial statements and the related reports of management and external auditors;

2.	accounting and financial reporting procedures and methods;

3.
internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a "Charter of the Audit Committee" which is attached as Appendix "A".

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company's website. Financial information is provided in the Company's comparative financial statements prepared and audited to December 31, 2013 and in its annual MD&A dated March 28, 2014.

Copies of any of the documents described in the Circular are available on the Company's website. They also can be obtained by contacting the Company at:

Suite 4009, 1 King Street West, Toronto, Ontario, Canada M5H 1A1 Phone: 1-416-369-9835 email: info@caledoniamining.com

APPROVAL

The content of this Circular has been approved by the Board of the Company.
DATED as of the 15th day of April, 2014.
By order of the Board of Directors of Caledonia Mining Corporation

(signed) "Steven Curtis"

Steven Curtis
Chief Financial Officer

APPENDIX "A"

CALEDONIA MINING CORPORATION

Charter of the Audit Committee of the Board of Directors

(As adopted November 9, 2006)

I.     Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Caledonia Mining Corporation ("Caledonia") is to assist the Board in its oversight of the:

●	integrity, adequacy and timeliness of Caledonia's financial reporting and disclosure practices;

●	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

●	compliance with legal and regulatory requirements related to financial reporting; and

●	independence and performance of Caledonia's independent external auditors ("Auditors").

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules ("Rules").

The Committee's role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia's financial statements in accordance with generally accepted accounting principles.

II.	Authority

1.
The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia's outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee ("Members"), or consultants to the Committee'

2.	The Committee shall have unrestricted access to Caledonia's books and records;

3.	The Committee has authority to:

a.	engage independent counsel and other advisors as it determines necessary to carry out its duties;

b.	set and pay the compensation for any advisors engaged by the Audit Committee; and

c.	communicate directly with the internal and external auditors.

III.	Composition and Meetings

1.	The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.
Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.	The Committee shall be comprised of three or more Directors, one of whom shall serve as the Chairperson;

4.
Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the "Stock Exchange"), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.	All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules;

6.
The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.	If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities;

10.	The Committee may invite such other persons to its meetings as it deems appropriate;

11.	The Auditors will have direct access to the Committee on their own initiative;

12.	The Chairperson of the Committee ("Chairperson"), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements; and

13.	The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.	Responsibilities

  A.  With Respect to financial disclosure documents:

1.
The Committee shall review Caledonia's interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.
The Committee shall review Management's Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.
The Committee shall review Management's earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.	The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management's response and subsequent follow-up to any identified weaknesses;

5.	The Committee shall review the evaluation of internal controls by the Auditors, together with Management's response;

6.
The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia's Chief Financial Officer to review Caledonia's accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.
The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.	The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;

9.
The Committee must be satisfied that adequate procedures are in place for the review of Caledonia's public disclosure of financial information extracted or derived from Caledonia's financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.	The Committee must establish procedures for:

a.	the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters; and

11.	The Committee must review and approve Caledonia's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.	With Respect to the Auditors

1.
The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.	The Committee shall review the performance of the Auditors;

3.	The Auditors must report directly to the Committee;

4.	The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.
The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor's report to satisfy itself of the Auditor's independence; and

6.	The Committee shall review the Auditor's audit plan, including scope, procedures and timing of the audit.

C. Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities; and

2.
Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

APPENDIX "B"

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION

1.	Board of Directors	The Company has determined that 4 of its current 7 Directors are
"independent", within the meaning of NI 58-101. The following
(a)	Disclose the identity of Directors who are independent.	Directors are "independent":

- James Johnstone
- Johan Holtzhausen
- John Kelly
- Leigh Wilson
- Richard Patricio

(b)	Disclose the identity of Directors who are not independent,	Stefan Hayden and Steven Curtis are not "independent" within the
	and describe the basis for that determination.	meaning of NI 58-101. Messrs. Hayden and Curtis are full-time paid officers and executives of the Company.

(c)	Disclose whether or not a majority of Directors are	As per (a) and (b) above, a majority of the Directors of the Company
	independent, describe what the Board does to facilitate its	are "independent", within the meaning of NI 58-101.
exercise of independent judgment in carrying out its
responsibilities.

(d)	If a director is presently a director of any other issuer that is	The only Director who acts as a Director of other reporting issuers and
	a reporting issuer (or the equivalent) in a jurisdiction or a	the names of the reporting issuers are:
foreign jurisdiction, identify both the director and the other
	issuer.	Richard Patricio
- Macusani Yellowcake Inc.
- U308 Corp.
- Toro Energy Limited
- Mega Precious Metals Inc.
- Terreno Resources Corp.
- Energy Fuels Inc.
- Macarthur Minerals Limited
- NexGen Energy Ltd.

(e)	Disclose whether or not the independent Directors hold	The Company holds one regularly scheduled in-person Board Meeting
	regularly schedules meetings at which non-independent	annually, held in conjunction with the AGM, occasional other
	Directors and members of management are not in	in-person meetings and a number of regularly scheduled or special
	attendance. If the independent Directors hold such meetings,	telephone conference Board Meetings each year. The agendas of these
	disclose the number of meetings held since the beginning of	meetings occasionally include the holding of a meeting "in camera"
	the issuer's most recently completed financial year. If the	which excludes participation by Messrs. Hayden and Curtis as the
	independent Directors do not hold such meetings, describe	Directors representing management of the Company. Open and
	what the Board does to facilitate open and candid discussion	candid discussion is encouraged at all meetings. Meetings only
	among its independent Directors.	include meetings of the independent Directors if such a meeting is requested by an independent director. In 2013 there was a total of 13 meetings of the Board of Directors.

(f)	Disclose whether or not the chair of the Board is an	Leigh Wilson, the Chairman of the Board is independent. The

independent director. If the Board has a chair or lead
director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent Directors.

Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.

(g)	Disclose the attendance record of each director for all Board	The Company held 13 Board meetings. Messrs. Wilson, Curtis and
	meetings held since the beginning of the issuer's most	Johnstone attended all of the Board meetings in 2013. Mr. Hayden
	recently completed financial year.	attended 12 of 13 Board Meetings in 2013. Mr. Patricio attended 11 of
13 Board Meetings in 2013. Mr. Kelly attended 9 of 13 Board
Meetings in 2013. Mr. Holtzhausen attended 4 of 5 Board Meetings from the date of his appointment.

2.	Board Mandate	The Company has a written Charter of the Board of Directors. It can be viewed on the Company's website.
Disclose the text of the Board's written mandate. If the
Board does not have a written mandate, describe how the
Board delineates its role and responsibilities.

3.	Position Descriptions

(a)	Disclose whether or not the Board has developed written	The Board has established position descriptions for the Chairman of
	position descriptions for the Chair and the Chair or each	the Board as well as for the Chairs of each committee.
Board committee. If the Board has not developed written
	position descriptions for the Chair and/or the Chair of each	The primary responsibility of the Chairs is to ensure that the Board
	Board committee, briefly describe how the Board delineates	and its committees are operating effectively and meet the objectives
	the role and responsibilities of each such position.	set in their respective charters.

Committee chairs report periodically to the Board - usually in Board meetings. Chairs are expected to report in writing to the Board any matters they consider being of importance. The composition of the
Committees can be found on the Company's website in the Corporate
Governance section and on page 5 of the Circular.

(b)	Disclose whether or not the Board and CEO have developed	The Board has not established written position descriptions for the
	a written position description for the CEO. If the Board and	President and Chief Executive Officer of the Company. Nevertheless
	CEO have not developed such a position description, briefly	they are expected to fulfill the responsibilities that normally go with
	describe how the Board delineates the role and	those positions - which includes the following key responsibilities: set
	responsibilities of the CEO.	the strategic direction of the Company in conjunction with the Board and then execute the strategy; provide leadership; procure the necessary financing to enable the Company to continue its planned work programs and report on a regular basis to the Board and the
Company's shareholders.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new	The normal orientation for a new director includes meeting with the
	Directors regarding	other Directors and the senior management of the Company. The goal is to provide a new director with a history of the Company and provide
	(i) the role of the Board, its committees and its Directors,	him/her with a briefing of the key strategies and issues that the
	and	Company is currently facing. In addition, particularly if the director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a
	(ii) the nature and operation of issuer's business	director and an insider of the Company. The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments. He/she is provided with the relevant documentation including the Company's corporate governance
documents.

A new director is invited to meet the key members of management and to study the Company's material documents and recently published materials. Five of the seven directors have visited the operating mine in Zimbabwe. The directors also undertake training with the Nomad appointed by AIM to ensure they are aware of the rules established for
AIM listed companies.

(b)	Briefly describe what measures, if any, the Board takes to	The Company does not provide continuing education for its Directors
	provide continuing education for its Directors. If the Board	except if and when a director makes a request. Directors are
	does not provide continuing education, describe how the	encouraged to attend relevant seminars and other educational
	Board ensures that its Directors maintain the skill and	presentations when they are available. Other Directors periodically
	knowledge necessary to meet their obligations as Directors.	discuss the performance of the Directors on an informal basis.

5.	Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code	The Board expects Directors and Company employees to behave
	for the Directors, officers and employees. If the Board has	ethically at all times and has adopted a written code of ethics policy,
	adopted a written code:	which includes a "whistleblower" provision.

	(i) disclose how a person or company may obtain a copy of	A copy of the Company's Code of Business Conduct and Ethics, dated
	the code;	April 8, 2004, can be found on the Company's website at
www.caledoniamining.com in the Corporate Governance Section.
(ii) describe how the Board monitors compliance with its
	code, or if the Board does not monitor compliance, explain	The Board does not formally monitor compliance with the Code.
	whether and how the Board satisfies itself regarding	Directors maintain an informal awareness of the Code and would
	compliance with its code; and	normally be alert to any violation of the Code. The Board does not have any formal established procedures to alert it to any violations to
	(iii) provide a cross-reference to any material change	the Code.
report filed since the beginning of the issuer's most recently
	completed financial year that pertains to any conduct of a	There were no reported incidents relating to the Company's Code of
	director or executive officer that constitutes a departure	Ethics/whistleblower policy since its adoption in 2004.
from the code.
The Board has adopted an Anti- bribery Policy that adheres to the legal requirements of all jurisdictions under which it is governed.

(b)	Describe any steps the Board takes to ensure Directors	Directors are required to disclose any actual or potential conflict of
	exercise independent judgment in considering transactions	interest situation. As such, the director must excuse himself from any
	and agreements in respect of which a director or executive	such discussions and refrain from voting on any such issues. The
	officer has a material interest.	Chair may also request that a director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.

(c)	Describe any other steps the Board takes to encourage and	None specifically, except the general prevailing awareness by the
	promote a culture of ethical business conduct.	Directors that they are expected to cause the Company to maintain ethical business conduct.

6.	Nomination of Directors

(a)	Describe the process by which the Board identifies new	The Company's Nominating Committee consists of the Company's
	candidates for Board nomination.	Chairman, Leigh Wilson, the President and CEO, Stefan Hayden and
Steve Curtis the CFO. The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed. However, all Directors recognize the value of having persons on the Board who can contribute - and all
Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating
Committee.

The Nominating Committee is comprised of one independent and two non-independent Directors. As to the Committee's objectivity see sub-clause (a) above.

(b)	Disclose whether or not the Board has a nominating	See above.
committee composed entirely of independent Directors. If
the Board does not have a nominating committee composed
entirely of independent Directors, describe what steps the
Board takes to encourage an objective nomination process.

(c)	If the Board has a nominating committee, describe the	See above.
responsibilities, powers and operation of the nominating
committee.

7.	Compensation

(a)	Describe the process by which the Board determines the	The Company has prepared the Compensation report "Corporation
	compensation for the issuer's Directors and officers.	Discussion and Analysis" included in this Circular.

(b)	Disclose whether or not the Board has a compensation	Directors' and Officers' compensation is generally considered by the
	committee composed entirely of independent Directors. If	Compensation Committee of the Board, which comprises
	the Board does not have a compensation committee	"independent" Directors.
composed entirely of independent Directors, describe what
steps the Board takes to ensure an objective process for
determining such compensation.

(c)	If the Board has a compensation committee, describe the	The principal responsibilities of the Compensation Committee are to
	responsibilities, powers and operation of the compensation	review the compensation for the Directors, the President and Chief
	committee.	Executive Officer, the CFO, and the executive officers of the
Company, and to prepare the executive compensation report for disclosure to shareholders.

(d)	If a compensation consultant or advisor has, at any time	In late 2013 and early 2014 the Compensation Committee commenced
	since the beginning of the issuer's most recently completed	consultations with consultants in Canada (Hugessen Consulting) and
	financial year, been retained to assist in determining	South Africa (Executive Search d'Afrique) regarding a revised
	compensation for any of the issuer's Directors and officers,	remuneration structure that would include a base salary, short term
	disclose the identity of the consultant or advisor and briefly	performance payments and longer term incentives in order to align the
	summarize the mandate for which they have been retained.	strategic direction and goals of the Company with the remuneration
	If the consultant or advisor has been retained to perform any	structures of the NEOs. The advisors are tasked with benchmarking
	other work for the issuer, state that fact and briefly describe	the remuneration policies against international norms of a peer group
	the nature of the work.	of companies operating both in Canada and South Africa. The final recommendations are yet to be defined and communicated to the
Compensation Committee and NEOs. Executive Search d'Afrique was
also used during the recruitment process for the COO of the Company.

8.	Other Board Committees

	If the Board has standing committees other than the audit,	(i) The primary role of the Corporate Governance Committee
	compensation and nominating committees, identify the	is to develop and implement corporate governance principles and
	committees and describe their function.	policies established by the Board and to ensure that these
principles are regularly reviewed, updated and adhered to.

(ii) The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the
Toronto Stock Exchange and securities regulatory authorities having jurisdiction. The Committee and its members are
expected to ensure that the disclosures by the Company are in compliance with those requirements.

(iii) The function of the Technical committee is to
communicate with management on matters of a technical nature and advise the Board as and when technical issues are discussed that require the Board to resolve a course of action.
    (iv) The function of the Strategic Committee is to understand, analyse, formulate and monitor the strategic direction proposed by management to the Board

9.	Assessments

	Disclose whether or not the Board, its committees and	Neither the Board, the Committees nor individual Directors are
	individual Directors are regularly assessed with respect to	regularly assessed with respect to their effectiveness and contribution.
	their effectiveness and contribution. If assessments are	In the annual Board Meetings held in conjunction with the Annual
	regularly conducted, describe the process used for the	Meeting there was always discussion of the performance of the Board
	assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.	and the Committees.

APPENDIX "C"

CALEDONIA MINING CORPORATION
MAJORITY VOTING POLICY

1.
The Board of Directors (the "Board") of Caledonia Mining Corporation (the "Company") has, in light of the recommended best practice standards in Canada, adopted this statement of policy ("Policy") providing for majority voting in director elections at any meeting of the Company's shareholders where an "uncontested election" of Directors is held. For the purposes of this policy, an "uncontested election" of Directors of the Company means an election where the number of nominees for election as Directors is equal to the number of Directors to be elected.

2.
Pursuant to this Policy, the forms of proxy circulated in connection with a meeting of the Company's shareholders at which an election of Directors is to be conducted shall provide the Company's shareholders with the ability to vote in favour of, or to withhold from voting for, each director nominee.

3.
If the number of proxy votes withheld for a particular director nominee is greater than the votes in favour of such nominee, the director nominee shall be required to promptly submit his or her resignation to the Chair of the Board of Directors following the applicable meeting of the Company's shareholders.

4.
Following receipt of a resignation submitted pursuant to Clause 3 of this Policy, the Corporate Governance Committee of the Company (the "Committee") shall consider whether or not to accept the resignation and shall recommend to the Board whether or not to accept it. With the exception of special circumstances that would warrant the continued service of the applicable director on the Board, the Committee shall be expected to accept and recommend acceptance of the resignation by the Board. In considering whether or not to accept the resignation, the Committee will consider all factors deemed relevant by members of the Committee including, without limitation, the stated reasons why shareholders withheld votes from the election of the nominee, the length of service and the qualifications of the director whose resignation has been submitted, such director's contributions to the Company and the Company's governance guidelines.

5.
Within 60 days following the applicable meeting of the Company's shareholders, the Board shall make its decision on the Committee's recommendation. In considering the Committee's recommendation, the Directors will consider the factors considered by the Committee and such additional information and factors that the Directors consider to be relevant. Following the Directors' decision on the resignation, the Directors shall promptly disclose, via press release, their decision whether to accept the Director's resignation, including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Directors may appoint a new director to fill any vacancy created by the resignation or reduce the size of the Board.

6.
A Director who tenders his or her resignation pursuant to this Policy shall not be permitted to participate in any meeting of the Board or the Committee, if he or she is a member of the Board or the Committee, as applicable, at which his or her resignation is to be considered. However, if a majority of the members of the Committee received a greater number of proxy votes withheld than the votes for each member in the same election, the then offered resignation(s) will be considered by the Board without prior consideration by the Committee.

7.
In the event that a sufficient number of the Board members received a greater number of proxy votes withheld than the votes for such members in the same election, such that the Board no longer has a quorum, then such Directors receiving a majority withheld vote shall not be permitted to vote in any meeting of the Board at which his or her resignation is considered, but he or she shall be counted for the purpose of determining whether the Board has a quorum present.

8.
In the event that any Director, who received a greater number of proxy votes withheld than votes in favour of such Director's election, does not tender his or her resignation in accordance with this Policy, he or she will not be re-nominated by the Board for re-election at the next meeting of the shareholders of the Company at which an election of Directors is to occur.

9.	The Committee may adopt such procedures as it sees fit to assist it in its determinations with respect to this Policy.

February 15, 2013.

APPENDIX "D"

CALEDONIA MINING CORPORATION
RIGHTS PLAN

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan. A copy of the complete Rights Plan has been filed with the Canadian Securities Administrators and is available on SEDAR at www.sedar.com. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan.

Effective Date and Term and Shareholder Approval

The Rights Plan came into effect on its approval by the Board on December 5, 2013.

The Rights Plan must be approved by more than 50% of the votes cast at the Meeting by Shareholders present or voting by proxy. In addition, the Rights Plan must be reconfirmed by more than 50% of the votes cast at each of the third and sixth annual meetings of the Company's Shareholders following the Meeting.

Grant of Rights

Immediately upon the Rights Plan coming into effect, one share purchase right (each a "Right") was issued and attached to each Common Share outstanding and will attach to each Common Share subsequently issued. Until the Separation Time, the Rights will be attached to and are transferred only with the Shares. As such, no certificates representing Rights have been issued.

Rights Exercise Privilege

After a person (an "Acquiring Person") acquires 20% or more of the Common Shares of the Company or commences a take-over bid to acquire Common Shares of the Company, other than by way of a Permitted Bid (the "Separation Time"), the Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by an "Acquiring Person" of 20% or more of the Shares, other than by way of a Permitted Bid, is hereinafter referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase shares at a significant discount to the market price of the Company's Common Shares.

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Common Shares;

(c)
Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concern with the bidder ("Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

(d)	Shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior to the shares being taken up and paid for;

(e)
if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement; and

(f)
The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduce its beneficial holders to less than 20% of the outstanding Shares of the Company prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension, plans, insurance plans or various public bodies), administrators and trustees of pension bunds, securities depositories and Crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical, typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange. The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights holders and, if necessary, the Exchanges.

Certain Canadian Federal Income Tax Considerations of the Rights Plan

The following commentary summarizes certain Canadian federal income tax consequences of the issuance of the Rights. It is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

The Company did not receive any income for the purposes of the Income Tax Act (Canada) (the "ITA") as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must he included in computing income of a Shareholder, and is not subject to non-resident withholding tax, if the right is conferred on all holders of Common Shares. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Common Shares upon certain triggering events occurring (such as a Flip-in Event) and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, only the amount or value of such benefit must be included in computing income of a Shareholder. The Company considers that the Rights have negligible monetary value because there is only a remote possibility that the Rights will ever be exercised. If the Rights are disposed of (except on exercise thereof), a holder of Rights may be subject to tax in respect of the proceeds of disposition of such Rights.

Eligibility for Investment in Canada

Provided that at all material times the Company remains a "public corporation" for purposes of the ITA and deals at arm's length with each person who is an annuitant, a beneficiary, an employer or a subscriber, as the case may be, under a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan or a registered education savings plan (collectively, the "Plans"), the Rights will be qualified investments under the ITA for the Plans.

Confirmation by Shareholders

To be effective, the resolution must be passed by a simple majority of the votes cast thereon by the Shareholders present in person or by proxy at the Meeting.